UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Marvell Technology Group Ltd.

(Name of Issuer)

Common stock, par value $0.002 per share

(Title of Class of Securities)

G 5876H105

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5876H105

1.	Name of Reporting Person. Dr. Pantas Sutardja
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 35,769,588 shares *
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 35,769,588 shares *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,769,588 shares *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.9%
12.	Type of Reporting Person (See Instructions) IN

*	The amounts reported consists of 35,351,615 shares held by the Sutardja Chuk Revocable Family Trust and 417,973 shares held by the Pantas and Ting Sutardja Foundation. The Pantas and Ting Sutardja Foundation is a charitable private foundation established by Pantas Sutardja and his wife. Pantas Sutardja is a director of the foundation and shares voting and dispositive rights regarding the shares with his wife, the other director of the foundation.

Item 1.

(a)	Name of Issuer

Marvell Technology Group Ltd.

(b)	Address of Issuer’s Principal Executive Offices

Marvell Technology Group Ltd.

Canon’s Court

22 Victoria Street

Hamilton HM 12

Bermuda

Item 2.

(a)	Name of Person Filing

Dr. Pantas Sutardja

(b)	Address of Principal Business Office or, if none, Residence

18690 Blythswood Drive

Los Gatos, CA 95030

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common shares, par value $0.002 per share

(e)	CUSIP Number

G 5876H105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

35,769,588 shares *

(b)	Percent of class:

6.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0 shares

(ii)	Shared power to vote or to direct the vote

35,769,588 shares *

(iii)	Sole power to dispose or to direct the disposition of

0 shares

(iv)	Shared power to dispose or to direct the disposition of

35,769,588 shares *

*	The amounts reported consists of 35,351,615 shares held by the Sutardja Chuk Revocable Family Trust and 417,973 shares held by the Pantas and Ting Sutardja Foundation. The Pantas and Ting Sutardja Foundation is a charitable private foundation established by Pantas Sutardja and his wife. Pantas Sutardja is a director of the foundation and shares voting and dispositive rights regarding the shares with his wife, the other director of the foundation

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015
Date

/s/ Dr. Pantas Sutardja
Signature

Dr. Pantas Sutardja
Name/Title